GAB AI Inc.



ANNUAL REPORT

1900 Market Street
Philadelphia, PA. 19103
www.gab.ai

This Annual Report is dated March 1, 2018.

BUSINESS

Description of Business

Gab AI Inc. is a social networking platform. We offer telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest. In approximately 18 months, we have over 394,000 users from around the world, with our top five markets being the United States, Germany, the United Kingdom, Canada and Australia.

We empower creators, support free speech and defend the free flow of information online. We stand for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. Our mission is to provide people with the tools they need to create and shape their own experience.

According to a report from PageFair, ad blocker usage grew 30% in 2016. There were 615 million devices blocking ads worldwide by the end of 2016, 62% (308 million) being on mobile devices. Recognizing this existential threat, Facebook and other giants began fighting back by blocking ad blockers. This launched an all-out war between ad blocking companies and social media giants, in return only creating more consumer awareness of ad blocking.

Many content creators and publishers rely on advertising as their core business model. Unfortunately with the rise of ad blocking and the backlash of creator demonetization on other platforms, it has become difficult for content creators to generate an income. Many content creators feel that they can no longer trust establishment social networks. As platforms like Twitch.tv and Patreon.com have proven, both tipping and paid subscriptions for premium content are models that work at scale for content creators.

Gab Chat Rooms

Our GAB chat rooms are private forums through which our users can establish chat rooms with up to 50 participants to engage in topical discussions.

Live Topics

Gab Live Topics is our crowdsourced news and discussion product.

GabPro

In March 2017, we launched our online, premium-user subscription program - "GabPro". We collect subscription fees primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. As of January 25, 2018, we had over 3,800 GabPro subscribers.

In November 2017, we launched GabPro Premium, which is premium content creator tools, that allow content creators to monetize their audience, by charging subscription fees for premium content and through tipping.

GabTV

In August 2017, we launched GabTV, which we believe is the future of video streaming and content creation online. GabTV empowers content creators of all types by giving them a unique and engaging way to connect directly with their audience. Instead of relying on advertisers for revenue, GabTV hosts will have the ability to offer premium content to those in their audience who subscribe to them. For example, a computer programmer could offer live or recorded video lessons that are only accessible to subscribers. They also have the ability to earn tips directly from their audience both during and after a broadcast. By eliminating the middleman of advertising from GabTV, viewers get a better experience and content creators can focus on creating great content that their audiences love instead of appeasing advertisers.

Our Market and Industry

We welcome everyone, but see a unique opportunity to carve a niche in a massively underserved and unrepresented market. We estimate that there are over 50 million conservative, libertarian, nationalist, and populist internet users from around the world who are seeking an alternative to the current social networking ecosystems. These users are also actively seeking alternative media platforms like Breitbart.com, DrudgeReport.com, Infowars.com, and others. Through November 26, 2017 alone, Breitbart.com had over 2.2 billion page views from around the world. As mainstream social networks continue to crack down on "objectionable content" and censor conservative views, we believe the need for alternative platforms will only continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe this will also begin a fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals.

Our Accomplishments

We launched into private invite-only beta in August 2016. In just over 18 months we have attracted more than 394,000 users from around the world who are creating over 1.5 million posts every month. With our nimble technology team, we have built out an impressive suite of products including GabTV, Gab Chat Rooms, our private group chat product, and Live Topics, and our crowdsourced news and discussion product. As of November 2017, we were a top 7,000 website in the United States, up from being in the top 8,000 as of July 2017, and a top 17,000 website globally, up from being in the top 26,000 website as of July 2017. Since launch, Gabbers have driven over 125 million page views. Users spend an average of 10 minutes on Gab every time they login.

Competition

Our competition includes various social networking platforms such as Facebook, Twitter, Snapchat, and other established communication platforms. We also face competition from alternative and new social networking platforms such as Vidme and Minds.

Litigation

We are currently not involved in any legal proceedings.

Previous Offerings

In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold approximately 995,641 in shares of our common stock for $1.10 per share.


RISK FACTORS


An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

If we cannot raise sufficient funds, we may not succeed or will require significant additional capital infusions.

We are currently seeking to raise up to $10,000,000 through the offering GAB Tokens through a Regulation A+, but may sell much less. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. If we do not sell all of the GAB Tokens we are offering, we may have to find other sources of funding in order to develop our business.

We have a limited operating history and have yet to earn a substantial profit or substantial operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, preferred stock or token financings in the future. The value of your investment in the us could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock or preferred tokens could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or preferred tokens could be more advantageous to those investors than to the holders of Our common stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

The regulatory regime governing blockchain technologies, cryptocurrencies, GAB Token and coin offerings is uncertain, and new regulations or policies may materially adversely affect the utility of the GAB Tokens.

Regulation of tokens (including GAB Tokens) and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the adoption and utility of the GAB Tokens. Failure by us or certain users of our platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission ("**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our Platform.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as cryptocurrencies and digital securities, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital security industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin ("**BTC**"), Ether ("**ETH**") and other blockchain technologies;

- Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Ethereum network;

- General economic conditions and the regulatory environment relating to cryptocurrencies; or

- A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance of GAB Tokens, and harm our business.

Some market participants may oppose the development of blockchain-based systems and tokens like the GAB Token.

Many participants in the system currently used in the private equity markets may oppose the development of alternative systems. The market participants who may oppose such a system may include market participants with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us to operate, which could have a material adverse effect on our business.

Our decision to accept and hold cryptocurrency, such as BTC and ETH, may subject us to exchange risk and additional tax and regulatory requirements.

We will accept payment for GAB Tokens and for subscription fees and services offered on our Platform, in the form of BTC and ETH. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We have exchange rate risk as the risks that regulatory or other developments may adversely affect the value of the cryptocurrencies we hold. The uncertainties regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Risk of software weaknesses.

GAB Tokens and the related software and technology and technical concepts and theories are still in an early development stage and unproven, and there is no warranty that the process for receiving, use and ownership of GAB Tokens will be uninterrupted or error-free and there is an inherent risk that the software, GAB Tokens and related technologies and theories could contain weaknesses, vulnerabilities or bugs causing, inter alia, the partial or complete loss of GAB Tokens, which could result in lawsuits against us, and could harm our business.

Cybercrime.

The acquisition and management of GAB Tokens is inherently subject to the risk of cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack the GAB Token sale process and the Sites and software used to manage contributions received in respect of GAB Tokens. The GAB Token sale process may be subject unauthorized access, hacking and/or theft of GAB Tokens. Any unauthorized access or cybercrime may result in theft or loss or inability to access subscriptions, impacting the ability to issue GAB Tokens, and could harm our business.

It may be illegal now, or in the future, to acquire, own, hold, sell or use BTC, ETH, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries.

Although currently BTC, ETH, and other cryptocurrencies, the blockchain and digital assets generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets. Such restrictions may adversely affect the holders of GAB Tokens, and our business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Product improvements.

In order to compete, we need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.

Government regulation, legislation, and censorship.

We are subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have a negative impact on our business.

Third party providers.

We rely on third-party service providers to operate. We rely on Microsoft's Azure hosting platform as well as Paypal, Stripe, and other services for payment processing. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the Gab service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.

Breaches of our systems.

Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.

App store rejections.

We have been able to get our Android app approved for the Google Play Store. We have been unable to get our mobile application approved by Apple for their App Store. If this trend continues or if our Android application is removed from the Google Play Store, it could have a negative impact on our ability to grow our business and user base.

We depend on certain key personnel.

Our future success depends on the efforts of key personnel and consultants, especially our founders, Andrew Torba and Ekrem Büyükkaya. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A majority of our Common Stock is owned by our CEO.

As of the date of this Offering Circular, Andrew Torba, our sole officer and director, owns over 60% of the shares of our issued and outstanding Common Stock, and through voting proxies, controls approximately 90% of our voting power. Therefore, Mr. Torba is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may be faced with challenges in complying with Delaware law with respect to stock ledger requirements.

Undertaking an offering using blockchain technology does not easily fit within the regulatory framework for traditional stock ledger requirements. The manner in which we record our Token holders may not be in compliance with Delaware stock ledger requirements. The failure to comply with state laws can result in regulatory actions that could have a negative impact on our business.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

Gab AI Inc., was incorporated on September 9, 2016, in the state of Delaware. Our headquarters are located in Philadelphia, Pennsylvania. We offer a social network that empowers creators, supports free speech and defends the free flow of information online.

Results of Operation

For the period ending December 31, 2016, we did not generate any revenue. For the same period, our operating expenses were $46,151, consisting of $18,611 for research and development expenses, and $27,483 for general, and administrative costs, resulting in an operating loss of $46,151. During 2016, we received $58,792 in donations from our users, which we accounted for as other income, as donation income is not our intended revenue stream. After receipt of the donations, our net income for the year ended December 31, 2016, was $11,087.

In March 2017, we implemented our online, premium-user subscription program Gab Pro, for $5.99 per month or $59.99 per year. We expect that this is will be our primary source of revenue going forward. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods we may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded as deferred revenues.

Our revenues were $100,419 for the twelve month period ending December 31, 2017, and primarily consisted of revenue generated from subscription fees from our premium-user subscription programs. Our operating expenses for the twelve month period ending December 31, 2017 totaled $426,525 and consisted of $15,168 for sales and marketing, $91,301 for research and development, and $320,056 for general and administrative, and our operating loss for the same period was $340,054. Our net loss for the twelve month period ending December 31, 2017 was $220,041.

Liquidity and Capital Resources

Since our inception, we have relied on donations made by our users and advances from one of our founders for working capital. In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold approximately 995,641 in shares of our common stock for $1.10 per share.

As of December 31, 2016, we had $16,187 in cash, and as of December 31, 2017, we had $637,748 in cash. For the 12-month period ended December 31, 2016, we collected $58,792 in donations and for the twelve month period ending December 31, 2017, we collected $117,340 in donations. We will incur significant additional costs for the development and maintenance of our networking platform, and intend to continue to fund our operations with funding from additional non-binding donations, as well as through funds received from our Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Plan of Operations

Our key milestones include the following:

- First quarter of 2018 – Launch a GAB API, which will permit users to build applications over the GAB ecosystem.

- Second quarter of 2018 – Launch an alpha test of our "Exodus" protocol, which is a censorship proof peer-to-peer communication protocol.

- Third Quarter of 2018 – Open source and build out team for Exodus protocol.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Andrew Torba	Chief Executive Officer, Chief Financial Officer, Secretary and Director	27	September 9, 2016 – Present	NA
Ekrem Büyükkaya	Chief Technology Officer	24	September 9, 2016 – Present	NA
Utsav Sanduja	Chief Operating Officer	28	October 15, 2016 – Present	NA

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Andrew Torba has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and company vision, marketing, operations, and monetization. Prior to founding us, Mr. Torba co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.

Ekrem Büyükkaya has served as our Chief Technology Officer since our inception in September 2016, and has led all engineering development and product management. Between June 2015 and August 2016, Mr. Biiyukkaya was a full stack engineer at AutomateAds.com (Kuhcoon Inc.), and between June 2014 and January 2015, he served as the lead developer at Adsuit.com, an advertising technology company. Mr. Biiyukkaya is seasoned in PHP, JavaScript, HTML5, and many other programming languages.

Utsav Sanduja, has served as our Chief Communication Officer between October 2016 and July 2017, and has served as our Chief Operating Officer since July 2017. Mr. Sanduja is, responsible for our day to day operations, our press communications, global corporate affairs, risk analysis, and GabTV production and oversight. Previously Mr. Sanduja worked at Appleton & Associates International Lawyers from November 2015 to September 2016 as a Research Assistant, Assistant News Director at Russian Canadian Broadcasting from May 2014 to November 2015, and Policy Advisor for the Minister of Human Resources and Skills Development Canada from May 2009 to September 2009.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A Common Stock, our only outstanding class of capital stock, as of January 1, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Class A Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Torba, 1900 Market Street Philadelphia, PA. 19103	6,000,000	0	60.03%
Common Stock	Ekrem Büyükkaya 1900 Market Street Philadelphia, PA. 19103	2,500,000	0	25.01%
Common Stock	All directors and officers as a group (2 persons)	9,000,000 shares	0	90.04%

RELATED PARTY TRANSACTIONS

In August 2016, Andrew Torba, our Chief Executive Officer, Chief Financial Officer, Secretary, Director and majority stockholder, loaned us $5,000. The loan accrued no interest and was repaid in July 2017.

OUR SECURITIES

Our authorized capital stock consists of 12,000,000 shares of Class A Voting Common Stock, $0.0001 par value per share, and 8,000,000 shares of Class B Non-Voting Common Stock, designated as GAB Tokens, $0.0001 par value per token. As of January 1, 2018, we had 9,995,641 shares of Class A Common Stock outstanding and no GAB Tokens outstanding. We have filed a Regulation A+ offering to sell up to 2,000,000 GAB Tokens for $5.00 per Token for an aggregate offering price of $10,000,000.

The holders of our GAB Tokens, together with the holders of our Class A Common Stock, will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, the holders of our GAB Tokens, together with the holders of our Class A Common Stock, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any dividends, liquidation, dissolution or winding up of the Company, each GAB Token shall be entitled to receive the same dividend or distribution to which each share of Class A Common Stock is entitled to receive.

The holders of our GAB Tokens and Class A Common Stock have no preemptive, subscription, redemption or conversion rights.

The holders of our Class A Common Stock are entitled to one vote per share. The holders of our GAB Tokens have no voting rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.
If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

      (1)   to the Company;
      (2)   to an accredited investor;
      (3)   as part of an offering registered with the SEC;or
      (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2017.

GAB AI INC.

Andrew Torba

By   /s/ Andrew Torba

   Name: Andrew Torba

   Title: Chief Executive Officer

CERTIFICATION

I, Andrew Torba, Chief Executive Officer of GAB AI Inc., hereby certify that the financial statements of GAB AI Inc. included in this Report are true and complete in all material respects.

GAB AI INC.

/s/ Andrew Torba   *Andrew Torba*

Andrew Torba
Chief Executive Officer

FINANCIAL STATEMENTS

GAB AI INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

GAB AI INC.
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
TABLE OF CONTENTS

GAB AI INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash	$ 637,748	$ 16,187
Prepaid expenses	19,195	—
Deferred offering costs	100,000	—
Other current assets	2,575	—
Total Current Assets	759,518	16,187
Total Assets	$ 759,518	$ 16,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 357	$ —
Related party advances	—	5,000
Deferred revenue	41,137	—
Total Current Liabilities	41,494	5,000
Commitments and Contingencies (Note 4)		
Stockholders' Equity		
Common stock, par value $0.0001; 12,000,000 shares authorized; 9,995,641 and 9,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively	1,000	900
Additional paid-in capital	988,978	—
Subscription receivable	(63,000)	(800)
Accumulated deficit	(208,954)	11,087
Total Stockholders' Equity	718,024	11,187
Total Liabilities and Stockholders' Equity	$ 759,518	$ 16,187

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Year Ended December 31,	
	2017	**2016**
Revenue	$ 100,419	$ —
Cost of revenue	13,948	—
Gross Profit	86,471	—
Operating Expenses		
Sales and marketing	15,168	57
General and administrative	320,056	27,483
Research and development	91,301	18,611
Total Operating Expenses	426,525	46,151
Operating Loss	(340,054)	(46,151)
Other (Income)		
Donation income	(117,340)	(58,792)
Realized gains	(4,152)	—
(Loss) Income Before Income Taxes	(218,562)	12,641
Provision for income taxes	1,479	1,554
Net (Loss) Income	$ (220,041)	$ 11,087
Net Loss per Common Share – Basic and Diluted:	$ (0.02)	$ —
Weighted Average Common Shares Outstanding – Basic and Diluted	9,296,193	9,000,000

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Year Ended December 31,		
	2017		**2016**
Cash Flows From Operating Activities:			
Net (loss) income	$ (220,041)	$	11,087
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	(21,770)		—
Accounts payable	357		—
Deferred revenue	41,137		—
Net cash (used in) provided by operating activities	(200,317)		11,087
Cash Flows From Financing Activities:			
Common stock issued for cash	1,007,285		100
Offering costs	(80,407)		—
Deferred offering costs	(100,000)		—
Related party advances	—		5,000
Repayment of related party advances	(5,000)		—
Net cash provided by financing activities	821,878		5,100
Increase in cash and cash equivalents	621,561		16,187
Cash, beginning of year	16,187		—
Cash, end of year	$ 637,748	$	16,187
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ —	$	—
Cash paid for income taxes	$ 1,479	$	1,554

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount				
September 9, 2016 (Inception)	—	$ —	$ —	$ —	$ —	$ —
Common stock issued for cash	9,000,000	900	—	(800)	—	100
Net income	—	—	—	—	11,087	11,087
December 31, 2016	9,000,000	900	—	(800)	11,087	11,187
Common stock issued for cash	995,641	100	1,069,385	(62,200)	—	1,007,285
Offering costs	—	—	(80,407)	—	—	(80,407)
Net loss	—	—	—	—	(220,041)	(220,041)
December 31, 2017	9,995,641	$ 1,000	$ 988,978	$ (63,000)	$ (208,954)	$ 718,024

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Unaudited)

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Philadelphia, Pennsylvania.

Gab is a social network that empowers creators, supports free speech, and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cryptocurrency Holdings

At times, we may hold cryptocurrency-denominated assets such as Bitcoin or Ether and we include them in other current assets in our balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, we recognize decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of our cryptocurrency assets are recorded in other income, net in our statement of operations. During the year ended December 31, 2017 the Company realized gains of $4,152 in the statement of operations. There were no recorded gains or losses on cryptocurrency holdings for the year ended December 31, 2016.

Stock-based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") No. 718, *Share-Based Payment* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition

The Company recognizes revenue from its premium-user subscription model when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC No. 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2017 and 2016, the Company had no dilutive securities outstanding.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including ASU 2014-09 above, that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company only recently commenced revenue-generating activities and is relatively unproven. Since Inception, the Company relied on donations made by our users and advances from one of our founders for working capital, along with funds raised through Regulation Crowdfunding in 2017, and the commencement of premium subscription services in 2017. We will incur significant additional costs for the development and maintenance of our networking platform, marketing, and ongoing operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund operations with existing capital from its Regulation Crowdfunding campaign, subscription revenue, and additional equity financings. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 12,000,000 shares of common stock with $0.0001 par value. The Company issued 9,000,000 shares of common stock to the founders for $900, subject to a restricted stock purchase agreement. One-quarter of the founders' restricted shares vest one year after the commencement date stated in their agreements, and the remaining restricted shares vest monthly over the 48 months thereafter.

During the year ended December 31, 2017, the Company sold 995,641 shares of common stock through the Company's Regulation Crowdfunding offering. The Company received cash of $926,878, net of offering costs of $80,407 and a subscription receivable of $63,000 for cash to be received.

Stock Incentive Plan

In 2016, the Company's Board of Directors adopted the Gab AI Inc. 2016 Stock Option / Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights, and restricted stock units. Up to 1,000,000 shares of the Company's common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Board of Directors and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2017 and 2016:

	December 31,	
	2017	2016
Current tax provision		
Federal	$ —	$ —
State	1,479	1,554
	$ 1,479	$ 1,554
Deferred tax (benefit) provision		
Federal	$ (74,814)	$ —
State	(21,982)	—
	(96,796)	—
Valuation allowance	96,796	—
Provision for income taxes	$ —	$ —

Reconciliations of the US federal statutory rate to the actual rate consist of the federal and state tax benefit at a combined statutory rate of 44% and a valuation allowance of $96,796. The components of our deferred tax assets for federal and state income taxes consisted of $96,796 attributable to a net operating loss carryover and an offsetting valuation allowance of $96,796.

We had available approximately $220,000 in US tax net operating loss carryforwards. Net operating loss carryforwards start to expire in 2037 or 20 years for federal income and state tax reporting purposes. The Company is subject to tax in the US and files tax returns in the US federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to US federal, state, and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company's CEO incurred $5,000 of expenses on behalf of the Company, which was repaid to the CEO by the Company during the year ended December 31, 2017.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through February 19, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.